Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE’s Response to the Comment from SPIL on ASE’s Tender Offer and the Strategic Alliance Between SPIL and Hon Hai Precision Ind. Co., Ltd. by Entering Into LOI

Taipei, Taiwan, R.O.C., August 28, 2015 — Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“ASE” or “we”) today acknowledged the announcement made public today by Siliconware Precision Electronics Co, Ltd. (“SPIL”) in response to ASE’s tender offer of NT$45 per common share for up to 779,000,000 common shares of SPIL (including the common shares represented by American depositary shares) made starting from August 24, 2015 (the “Tender Offer”) and the hasty announcement made by SPIL regarding the entering into a letter of intent between SPIL and Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) in connection with their strategic alliance (“Hon Hai Deal”).

The Tender Offer will continue to proceed in Taiwan and in the U.S. pursuant to the applicable rules and regulations, and will not be affected by the Hon Hai Deal announcement.

Based upon the extremely limited information contained in SPIL’s announcement, SPIL has in a four day time period agreed a major transaction with Hon Hai. At no point after commencement of ASE’s bid did SPIL make any effort to determine whether there were possible basis on which ASE’s bid could be acceptable to SPIL. Instead, SPIL has crafted a substantially similar investment structure with Hon Hai, except that it offers zero cash to SPIL’s shareholders, and appears to place an implied value for SPIL of NT$37.86 per common share, compared to ASE’s cash offer price of NT$45 per common share. It is also a discount to SPIL’s current market price. This is difficult to reconcile with the views of SPIL’s certificated public accountant concerning the reasonable valuation range for SPIL’s shares.

Similarly, ASE is disappointed that SPIL’s Independent Review Committee raised concerns regarding the reasonableness of the price and purposes of the Tender Offer and recommended SPIL shareholders to refrain from participating in the Tender Offer. As noted above, it is also difficult to reconcile with the proposed Hon Hai Deal, which ASE believes is at implied valuation of SPIL that is a meaningful discount both to the ASE bid price, and SPIL’s own accountant’s valuation range.

Under the terms of the Tender Offer, ASE’s bid price is NT$45 per common share, a price which is a compelling 34% premium over the closing price of SPIL’s common shares on the Taiwan Stock Exchange as of August 21, 2015. Compared to the terms of the proposed Hon Hai Deal, which ASE believes requires SPIL to issue new shares in exchange for new shares of Hon Hai (“Share Exchange”) at a consideration that appears to equate to an implied value of NT$37.86 per common share, ASE’s bid is at a 19% premium to the implied value of the Hon Hai Deal, which further signifies that ASE’s bid presents a compelling premium for SPIL’s shareholders to realize its value, and demonstrates ASE’s sincerity and respect to all SPIL’s shareholders. ASE strongly encourages SPIL’s shareholders to participate in the Tender Offer.

Before making a decision on the proposed Share Exchange, ASE urges that the management,  directors and shareholders of SPIL fully consider whether the Hon Hai Deal is in the best interests of SPIL and its shareholders.

We continue to believe that the ASE bid represent compelling value for SPIL’s shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication that are not historical facts are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, results could be materially adversely affected. The risks and uncertainties include, but are not limited to: the risk that the recently announced tender offer to acquire the common shares (“Common Shares”) and/or American depositary shares (“ADSs”) of SPIL may not be consummated, or may not be consummated in a timely manner; uncertainties as to how many ADS holders will tender their ADSs and whether the purchase of ADSs could adversely affect the liquidity and market value of the remaining ADSs held by the public; the possibility that competing offers will be made; the risk that shareholder litigation in connection with the tender offer may result in significant costs of defense, indemnification and liability; the possible effects of disruption on ASE’s business, including increased costs and diversion of management time and resources, making it more difficult to maintain relationship with employees, customers, vendors and other business partners; and other risks and uncertainties detailed from time to time in ASE’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 20-F.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is for informational purposes only and does not constitute either an offer to purchase or a solicitation of an offer to sell securities of SPIL. ASE filed a tender offer statement on Schedule TO with the SEC on August 24, 2015. The offer to purchase American depositary shares of SPIL is only being made pursuant to the offer to purchase, the letter of transmittal and related materials filed with the SEC by ASE as a part of its Schedule TO. Investors and security holders are urged to read the tender offer statement (including an offer to purchase, a related letter of transmittal and other related materials), as it may be amended from time to time, because it contains important information about the tender offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to MacKenzie Partners, Inc., the U.S. Information Agent for the tender offer, toll-free at +1 (800) 322-2885.

Copies of these materials and any documentation relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would be unlawful.